SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: March 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Adecco secures 82.6% of DIS AG at the end of its public tender offer

Adecco secures 82.6% of DIS AG at the end of its public tender offer

Chéserex, Switzerland – March 30, 2006: The Adecco Group, the worldwide leader in Human Resource services, announced today that it has successfully completed its public offer for DIS Deutscher Industrie Service AG (“DIS”) and now controls 82.6% of DIS as of March 27, 2006, the last day of the additional acceptance period of the public offer. Adecco is satisfied with the outcome of its public offer and will now focus on growing the enlarged group in the various areas of the staffing market.

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects over 700,000 associates with business clients each day through its network of over 33,000 employees and 6,600 offices in over 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

Adecco S.A. is registered in Switzerland (ISIN: CH001213860) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X: ADEN), the New York Stock Exchange (NYSE: ADO) and Euronext Paris—Premier Marché (EURONEXT: ADE).

Contacts:

Adecco Corporate Investor Relations
Investor.relations@adecco.com or +41 (0) 44 878 8925

Adecco Corporate Press Office
Press.office@adecco.com or +41 (0) 44 878 8832

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 30 March 2006	By:	/s/ Jim Fredholm
Jim Fredholm
Chief Financial Officer

Dated: 30 March 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary